SEC 1746 (3-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Jazz Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

47214E102
(CUSIP Number)

Gilbert F. Amelio 4321 Jamboree Road Newport Beach, CA 92660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47214E102

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Acquicor Management LLC 20-3318905
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,150,549
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,150,549
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,150,549
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.5%[1]
14.	Type of Reporting Person (See Instructions) OO

1 Percentage is calculated under applicable SEC regulations based on 16,722,342 shares of common stock outstanding as of September 4, 2007.

CUSIP No. 47214E102

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Gilbert F. Amelio
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,156,549[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,156,549[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,156,549[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.5%[2]
14.	Type of Reporting Person (See Instructions) IN

1 Represents (i) 5,000 shares held directly by Dr. Amelio, (ii) 1,000 shares held by Dr. Amelio’s wife and (iii) 4,150,549 shares held by Acquicor Management LLC, of which the reporting person is the sole manager. Dr. Amelio has sole voting and dispositive power over the shares held by Acquicor Management LLC. Dr. Amelio disclaims beneficial ownership of the shares held by Acquicor Management LLC except to the extent of his pecuniary interest therein.
2 Percentage is calculated under applicable SEC regulations based on 16,722,342 shares of common stock outstanding as of September 4, 2007.

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D previously filed by the reporting persons with the Securities and Exchange Commission on March 20, 2007 (the “Schedule 13D”). This Amendment No. 1 makes certain changes to Item 5 and should be read in conjunction with the previously-filed Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the previously-filed Schedule 13D is hereby amended by replacing the entire text of Item 5 with the following:

AQR Management beneficially owns 4,150,549 shares of the Issuer’s Common Stock, or 19.5% of the Issuer’s Common Stock issued and outstanding as of September 4, 2007. Dr. Amelio beneficially owns 4,156,549 shares of the Issuer’s Common Stock, or 19.5% of the Issuer’s Common Stock issued and outstanding as of September 4, 2007, which includes (i) 5,000 shares held directly by Dr. Amelio, (ii) 1,000 shares held by Dr. Amelio’s wife and (iii) 4,150,549 shares held by AQR Management, of which the reporting person is the sole manager. Dr. Amelio has sole voting and dispositive power over the shares held by AQR Management. Dr. Amelio disclaims beneficial ownership of the shares held by AQR Management except to the extent of his pecuniary interest therein.

During the past 60 days, AQR Management and Dr. Amelio effected the following transactions in the Issuer’s Common Stock:

•  On August 22, 2007, Dr. Amelio’s wife purchased 1,000 shares of the Issuer’s Common Stock on the open-market at an average price of $2.642 per share.

•  On September 4, 2007, the Issuer, as part of its publicly-announced stock and warrant repurchase program, repurchased from AQR Management 208,333 units at $3.90 per unit and 62,920 shares at $2.98 per share. The price per unit or share, as applicable, was at a slight discount to the most recent closing price of such security. The repurchase from AQR Management was conditioned on the entire $1,000,000 sales proceeds being applied by AQR Management to pay interest, principal and associated fees on loans made to AQR Management on February 14, 2007 by Context Opportunistic Master Fund, LP and Context Advantage Master Fund, LP.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2007
Date

/s/ Gilbert F. Amelio
Signature

Gilbert F. Amelio
Name/Title

Acquicor Management LLC

By:	/s/ Gilbert F. Amelio
Name:	Gilbert F. Amelio
Title:	Sole Manager